Exhibit 99.1

Auryn to Raise $10 Million and to Amend Bridge Loan

Vancouver, Canada – January 21, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company) is pleased to announce that it has arranged a CAD $10 million non-brokered private placement. The placement will consist of approximately 6.3 million common shares (the “Shares”) priced at CAD$1.60 per Share to be issued to accredited investors in Canada and overseas.

In conjunction with the equity placement, the Company has agreed with the lender under a September 2019 bridge loan (see September 13, 2019 news release) to amend the loan to add mutual conversion rights of the loan into common shares. The loan terms will provide the lender with a convertibility right into common shares, on the $3 million that has been advanced to-date, at the placement price of $1.60, however, the lender may be required to convert if the Company’s shares trade on the TSX at a price of $2.50 or more for any five consecutive trading days prior to the loan’s maturity date. The lender has also agreed to reduce the interest rate of the loan to 5% per annum. The completion of the placement and loan amendment are subject to execution of agreements, TSX and NYSE approvals and other customary closing conditions.

The Company intends to use the net proceeds from the placement to fund continued surface exploration at its Sombrero and Curibaya projects located in southern Peru and for general working capital. Certain insiders may participate in the placement.

The Shares issued under the placement will be subject to a four-month hold period and will not be sold or registered in the United States. While the placement is non-brokered, referral fees may be paid on a portion of the proceeds to eligible persons where permitted by applicable law. Closing of the placement and loan amendment is anticipated to occur on or about January 31, 2020 subject to the closing conditions being achieved by then. The loan amendment and placement transactions are interdependent.

A Message from Ivan Bebek, Executive Chairman & Director:

“Auryn continues to see significant financial support for its programs from the financial community. This placement and loan amendment position us to execute on our exploration programs with a robust balance sheet going into 2020, which we believe could be a pivotal year for us.”

On Behalf of the Board,

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 info@aurynresources.com

About Auryn

Auryn Resources is a technology-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 130,000 hectares owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principal targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concesssions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya Project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

Forward Looking Information and Additional Cautionary Language

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, and these securities were not offered or sold in any jurisdiction in which their offer or sale would be unlawful. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “Act”) or any state securities laws of the United States. Accordingly, these securities were not offered or sold to persons within the United States and will not be offered or sold unless an exemption from the registration requirements of the Act and applicable state securities laws is available.

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes a proposed financing and completion if a proposed loan amendment as well as information relating to or associated with the acquisition and title to mineral concessions. In addition to the stated conditions to complete the transactions forward looking statements involve other known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.